UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 December 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

Commission file number 001-04534

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive offices:

AIR PRODUCTS AND CHEMICALS, INC.
1940 AIR PRODUCTS BOULEVARD
ALLENTOWN, PA 18106-5500

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because there is no information to report.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of Air Products and Chemicals, Inc. Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Air Products and Chemicals, Inc. Retirement Savings Plan (the "Plan") as of 31 December 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended 31 December 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of 31 December 2025 and 2024, and the changes in net assets available for benefits for the year ended 31 December 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedules of assets (held at end of year) as of 31 December 2025 and of delinquent participant contributions for the year ended 31 December 2025, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
23 June 2026

We have served as the auditor of the Plan since 2019.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
As of 31 December 2025 and 2024
(In thousands)

	2025	2024
Assets:
Participant-directed investments at fair value:
Interest-bearing cash	$26,017	$18,983
Mutual funds	324,930	303,645
Commingled funds	1,716,352	1,543,041
Company stock	366,605	458,761
Separately managed account	130,392	141,575
Self-directed brokerage account	86,987	79,217
Total participant-directed investments at fair value	2,651,283	2,545,222
Fully benefit-responsive investment contracts at contract value:
Fixed income securities fund	149,506	175,762
Receivables:
Notes receivable from participants	21,541	19,564
Employer contributions receivable	838	852
Accrued interest and dividends	527	669
Other receivables	—	1,722
Total receivables	22,906	22,807
Total assets	2,823,695	2,743,791
Liabilities:
Payables and accrued liabilities	287	333
Total liabilities	287	333
Net assets available for benefits	$2,823,408	$2,743,458
See notes to financial statements.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended 31 December 2025
(In thousands)

2025
Additions:
Contributions:
Participant contributions	$74,924
Company matching contributions	18,651
Company core contributions	32,900
Total contributions	126,475
Investment income:
Interest income	2,651
Dividend income	44,471
Net appreciation in the fair value of investments	242,386
Total investment income	289,508
Total additions	415,983
Deductions:
Benefits paid to participants	335,556
Administrative expenses	477
Total deductions	336,033
Net increase	79,950
Net assets available for benefits:
Beginning of year	2,743,458
End of year	$2,823,408
See notes to financial statements.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
As of 31 December 2025 and 2024, and for the Year Ended 31 December 2025
(In thousands, except for share data)

(1)Description of the Plan
The following description of the Air Products and Chemicals, Inc. Retirement Savings Plan (the "Plan") provides only general information about the Plan. Participants should refer to the Summary Plan Description and the Plan Document for a more complete description of the Plan’s provisions. Capitalized terms used but not defined herein have the meanings set forth in the Plan.
(a)General
The Plan is a defined-contribution plan sponsored by Air Products and Chemicals, Inc. (the "Company") covering certain full-time and part-time salaried and hourly employees of the Company and designated subsidiaries. The Plan permits participation by employees whose terms and conditions of employment are covered by the terms of a collective bargaining agreement provided such collective bargaining agreement provides for Plan participation. Participants of the Plan are entitled to make before-tax contributions and Roth 401(k) contributions as allowed by Sections 401(k) and 401(m) of the Internal Revenue Code ("IRC") after having completed at least 30 days of service. Company matching contributions are made under IRC Section 401(m). The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA").
(b)Administration
The Board of Directors of the Company (the "Board") has delegated oversight for the design and administration of the Plan to its Management Development and Compensation Committee and oversight for the funding and management of assets of the Plan to its Audit and Finance Committee. The Board has delegated authority to the Chief Executive Officer to take such actions as necessary to provide employee pension, retirement savings, or welfare benefits, in accordance with its delegation with respect to the Company’s pension, retirement savings, and welfare benefit plans. The Chief Executive Officer has delegated some of this authority to the Executive Vice President and Chief Human Resources Officer, who has established a Benefits Committee to have fiduciary responsibility for appeals of the denial of benefits in an ERISA plan. The "Plan Administrator" means the Executive Vice President and Chief Human Resources Officer. The Audit and Finance Committee appointed the Pension Investment Committee to supervise, monitor and review the investment performance of the Plan's assets. Fidelity Management Trust ("Fidelity") is the trustee of the Plan. The Pension Investment Committee has appointed Willis Towers Watson to serve as the Plan's investment consultant under the ERISA definition of a 3(21) investment advisor. The Pension Investment Committee also appoints various external investment managers for the management of the Plan’s assets.
(c)Participant Accounts
Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contributions, Company contributions, and allocations of the Plan’s earnings. Participant accounts are also charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on investment elections made by the participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
As of 31 December 2025 and 2024, and for the Year Ended 31 December 2025
(In thousands, except for share data)
(d)Contributions
Subject to certain IRC restrictions, participants may elect to contribute to the Plan on a before-tax 401(k) basis or after-tax Roth 401(k) basis from 3% to 50%, in whole percentages, of each participant's compensation, as defined in the Plan Document, through payroll deductions. The before-tax basis allows a participant to defer recognition of income for federal income tax purposes.
Participants who are at least age 50 before the close of the calendar year may make catch-up contributions in accordance with, and subject to the limitations of, IRC Section 414(v).
The Plan is required to return contributions received during the Plan year in excess of the IRC limits.
The Company will match certain contributions to the Plan made by participants. The matching contributions are made in accordance with IRC Section 401(a). Effective 1 January 2022, all eligible non-union participants receive the same matching contribution percentage. Subject to the terms of their Collective Bargaining Agreement, union employees may receive matching contributions.
Company core contributions are cash contributions made by the Company to eligible participants’ accounts in accordance with the participants’ investment direction election. To be eligible for Company core contributions, a participant must be (1) a salaried employee hired or rehired after 31 October 2004, (2) an hourly employee who transferred to a salaried status after 31 October 2004, (3) a nonunion hourly employee hired or rehired after 31 January 2011, (4) an employee who became a nonunion hourly employee after 31 January 2011 due to a change in employment status and is not earning credited service under the Pension Plan for Hourly Rated Employees of Air Products and Chemicals, Inc., (5) a salaried employee who made an irrevocable election to receive Company core contributions under the Plan instead of continuing to earn credited service under the Air Products and Chemicals, Inc. Pension Plan for Salaried Employees, or (6) an employee covered by the terms of a collective bargaining agreement whose terms provide for a Company core contribution after 31 October 2017.
As of 1 January 2022, the amount of Company core contribution is based on participants’ service and base pay as follows:
•5% of base pay if credited service is less than 10 years;
•6% of base pay if credited service is between 10 and 19 years; or
•7% of base pay if credited service is 20 years or more.
Eligible participants are not required to contribute to the Plan in order to receive the Company core contribution.
Since 1 January 2022, the Company will match 50% of the first 6% of an eligible Participant's annual salary that is deferred to the Plan as a before-tax contribution or a Roth 401(k) contribution. Catch-up contributions are not eligible for Company matching contributions.
Company matching contributions are invested in the Company's common stock ("Company stock"). Company matching contributions may be transferred by the Plan’s participants to any of the Plan’s other investment options at any time. As such, investment in Company stock is deemed participant directed.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
As of 31 December 2025 and 2024, and for the Year Ended 31 December 2025
(In thousands, except for share data)
Employee contributions and employer matching contributions are recorded when earned.
On an annual basis, the Company shall ensure that, for participants who are employed by the Company on the last day of the Plan year, the participant's Company matching contribution is equal to the maximum contribution the participant would receive under the Company matching formula for the calendar year based upon the participant’s before-tax and Roth 401(k) contributions for the entire calendar year. The Company will make the appropriate additional Company matching contribution to the Plan as needed. The additional Company matching contributions to provide participants with their maximum amount were $838 and $852 for the Plan years 2025 and 2024, respectively, and are reflected on the statements of net assets available for benefits within "Employer contributions receivable."
(e)Contribution Percentage Changes
Contribution percentage changes are effective as soon as administratively possible after receipt of a request from a participant.
(f)Rollovers
A participant or any other employee who is entitled to make a rollover contribution to the Plan under the IRC may make a cash contribution to the Plan of all or a portion of any such rollover contribution amount.
(g)Vesting
Participants are immediately vested in 100% of their elected salary deferrals, rollover contributions, the Company’s matching contributions, Company core contributions, and earnings thereon.
(h)Forfeitures
The Company can use forfeitures to reduce the costs of administering the Plan. There were no forfeitures used to reduce the costs of administering the Plan in 2025. There were $219 and $213 of unallocated forfeitures at 31 December 2025 and 2024, respectively.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
As of 31 December 2025 and 2024, and for the Year Ended 31 December 2025
(In thousands, except for share data)
(i)Withdrawal Provisions
Upon application, but no sooner than 12 months after any earlier withdrawal:
(a)a participant may withdraw all or a portion of after-tax contributions, which have been in the Plan for at least two years;
(b)after withdrawing all amounts described in subparagraph (a), a participant may withdraw any Company matching contributions, which have been in the Plan for at least two years;
(c)after withdrawing all amounts described in subparagraphs (a) and (b), a participant may withdraw before-tax contributions, Roth 401(k) contributions, and then vested Company core contributions upon:
i.attaining age 59½;
ii.providing satisfactory evidence that the withdrawal is required on account of a “hardship.” Hardship withdrawals will be limited to situations in which a participant has an immediate and heavy financial need and a distribution from the Plan is necessary to meet that need. A participant is not required to take a plan loan from any plan maintained by the Company or an Affiliated Company, as defined by IRC section 414, in order to obtain a hardship distribution. A hardship withdrawal may be made without regard to whether any other withdrawal has occurred within the last 12 months. Hardship distribution provisions treat expenses and losses (including loss of income) incurred by a participant on account of a disaster as an immediate and heavy financial need. To qualify, the Federal Emergency Management Agency ("FEMA") must declare a disaster under the Robert T. Stafford Disaster Relief and Emergency Assistance Act, Public Law 100-707, and the participant’s principal residence or principal place of employment at the time of the disaster must be located in an area designated by FEMA for individual assistance with respect to the disaster;
iii.a Qualified Reservist Distribution; or
iv.a distribution pursuant to the Heroes Earnings Assistance and Relief Tax Act of 2008.
A participant, upon separation of employment, is entitled to receive all amounts credited to his or her account, including before-tax, Roth 401(k), after-tax, catch-up, Company matching contributions, and Company core contributions. This distribution will automatically occur on or about 60 days after the end of the month in which employment ends if the participant’s account balance is less than $1. Participants may continue to repay any outstanding loan balances; any outstanding loan balance which is not repaid within 90 days will be treated as a taxable distribution. At the discretion of the Plan Administrator, loan balances may be transferred to a successor employer for participants whose employment ends due to a divestiture of a business or segment of the Company. Participants may elect to rollover distributions directly into another qualified plan or an Individual Retirement Account.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
As of 31 December 2025 and 2024, and for the Year Ended 31 December 2025
(In thousands, except for share data)
The distribution of a participant's account balance may be deferred until the earlier of age 73 or death. The entire balance of the participant's account is required to be distributed within 10 years following a participant's death, regardless of whether the participant dies before, on, or after the age for required minimum distribution.
(j)Notes Receivable from Participants
The Plan may make a loan or loans to any participant upon electronic request through Fidelity. Loans may be made in an amount that, when added to the outstanding balance of any other loan, will not exceed the lesser of $50 or one half of the present value of the participant’s vested account balance. Participant loans are valued at the sum of the unpaid principal balance, plus accrued and unpaid interest. The loan must be adequately secured, bear a reasonable interest rate, and be repaid within a maximum of five years, unless such loan is for a principal residence, in which case the loan is to be repaid within a maximum of 25 years. The interest rate charged on outstanding participant loans during the Plan year ended 31 December 2025, ranged from 4.25% to 9.50%, with maturities through 2051.
Loan principal and interest repayments are credited directly to the borrowing participant’s plan account and invested in accordance with the participant’s then-current investment directions.
Plan participant loans may be directly rolled over to a qualified plan of a subsequent employer of the participant pursuant to an agreement between the Company and the subsequent employer at the discretion of the Plan Administrator. In addition, loan participants may repay an amount toward the outstanding loan balance at any time in accordance with the procedures established by the Plan Administrator.
(k)Investment Directions
Participant investment fund elections can be made in increments of 1% provided the percentages total 100%. Designated default funds for the Plan are the State Street Global Advisor Target Retirement Date Funds. Company matching contributions are invested in Company stock, which may be transferred by the Plan’s participants to any other investment option at any time, provided they are not in violation of frequent trading rules as defined in the Summary Plan Description. Participants can elect to have their contributions to the Plan and Company core contributions invested in mutual funds, Company stock, commingled funds, a separately managed account, and a fixed income securities fund offered by the Plan. Participants may also direct their investments through a record keeper sponsored brokerage account ("Fidelity BrokerageLink"), which offers the option to invest in a range of Fidelity and non-Fidelity mutual funds. Interest-bearing cash held in the Fidelity BrokerageLink account is presented separately on the statements of net assets available for benefits.
Participant changes to investment elections can apply to future contributions, accumulated savings, or both. Participant investment election changes completed by 4:00 p.m. (Eastern Time) are effective the same New York Stock Exchange ("NYSE") business day and are reflected in the participant’s account the next NYSE business day.
Participants may not redirect accumulated savings directly from the fixed income securities fund to Fidelity BrokerageLink.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
As of 31 December 2025 and 2024, and for the Year Ended 31 December 2025
(In thousands, except for share data)
(l)     Secure 2.0 Act of 2022
On 29 December 2022, the SECURE 2.0 Act of 2022 (“SECURE 2.0”) was signed into law. SECURE 2.0 includes provisions intended to expand coverage, increase retirement savings, and simplify and clarify retirement plan rules. There were no significant impacts from the SECURE 2.0 Act on the Plan's operations and financial statements.

(2)    Summary of Significant Accounting Policies
(a)Basis of Accounting
The financial statements and accompanying footnotes were prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The Company has elected to file these financial statements with the Securities and Exchange Commission prepared in conformity with guidelines issued under ERISA, as amended.
(b)Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
(c)Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, except for fully benefit-responsive contracts which are carried at contract value (see Note 4, Fixed Income Securities Fund, for additional information). Quoted market prices are used to value investments.
Purchases and sales are recorded on a trade-date basis. Interest is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation on the statement of changes in net assets available for benefits includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
(d)Risks and Uncertainties
Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Market volatility risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and could materially impact participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.
The Plan’s exposure to a concentration of credit risk is dependent upon the investment allocations selected by the Plan’s participants. At 31 December 2025 and 2024, 13% and 17%, respectively, of the Plan’s net assets available for benefits were invested in the Company's stock. The underlying value of the Company’s stock is impacted by the performance of the Company, the market’s evaluation of such performance, and other factors.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
As of 31 December 2025 and 2024, and for the Year Ended 31 December 2025
(In thousands, except for share data)
(e)Payment of Benefits
Benefits are recorded when paid. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet been paid, were $6 at 31 December 2025. There was $1,827 allocated to accounts of participants who elected to withdraw from the Plan, but that had not yet been paid at 31 December 2024.

(3)Fair Value Measurements
Fair value is defined as an exit price, or the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows:
•Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2 – Inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the asset or liability.
•Level 3 – Inputs that are unobservable for the asset or liability based on the Company’s own assumptions about the assumptions market participants would use in pricing the asset or liability.
If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Within the Plan, investments are recorded at fair value as follows:
Interest-bearing Cash
The carrying amounts of cash and cash equivalents approximate fair value due to short-term maturity.
Mutual Funds
Shares of mutual funds are valued at the daily closing price as reported by the fund. The mutual funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds are deemed to be actively traded and are classified as Level 1 assets.
Commingled Funds
Commingled funds are valued at NAV, determined by each fund's trustee based on the fair value of the underlying securities within the funds, which are traded on active markets. The commingled funds are not subject to redemption restrictions and are classified as Level 1 assets.
Company Stock
Company stock is valued based on the number of shares held by the Plan at period-end multiplied by the closing price of the Company’s stock on the NYSE and, therefore, classified as a Level 1 asset.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
As of 31 December 2025 and 2024, and for the Year Ended 31 December 2025
(In thousands, except for share data)
Separately Managed Account
The separately managed account, managed on behalf of participants, consists of a portfolio of individual securities (equity securities). The Plan directly owns the individual equity securities. The individual assets of the fund are held in the name of the Plan and are considered separately as individual investments for accounting, auditing and financial statement reporting purposes. The portfolio of individual equity securities are valued based on the closing price reported on the active market on which the individual securities are traded and are classified as Level 1 assets.
Self-directed Brokerage Account
The self-directed brokerage account consists entirely of actively traded mutual funds, which are valued at the daily closing price as reported by the fund. The mutual funds are required to publish their daily NAV and to transact at that price. The mutual funds are deemed to be actively traded and are classified as Level 1 assets.
Fixed Income Securities Fund
The fixed income securities fund invests in fully-benefit responsive investment contracts that are held at contract value. See Note 4, Fixed Income Securities Fund, for additional information on the fund.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
As of 31 December 2025 and 2024, and for the Year Ended 31 December 2025
(In thousands, except for share data)
Investments Measured at Fair Value
Investments measured at fair value at 31 December 2025 and 2024 are summarized below:

	31 December 2025
	Total	Level 1	Level 2	Level 3
Assets
Interest-bearing cash	$26,017	$26,017	$—	$—
Mutual funds	324,930	324,930	—	—
Commingled funds	1,716,352	1,716,352	—	—
Company stock	366,605	366,605	—	—
Separately managed account	130,392	130,392	—	—
Self-directed brokerage account	86,987	86,987	—	—
Total investments at fair value	$2,651,283	$2,651,283	$—	$—
Investments measured at contract value:
Fixed income securities fund	149,506
Total Investments	$2,800,789

	31 December 2024
	Total	Level 1	Level 2	Level 3
Assets
Interest-bearing cash	$18,983	$18,983	$—	$—
Mutual funds	303,645	303,645	—	—
Commingled funds	1,543,041	1,543,041	—	—
Company stock	458,761	458,761	—	—
Separately managed account	141,575	141,575	—	—
Self-directed brokerage account	79,217	79,217	—	—
Total investments at fair value	$2,545,222	$2,545,222	$—	$—
Investments measured at contract value:
Fixed income securities fund	175,762
Total Investments	$2,720,984

(4)    Fixed Income Securities Fund
Contributions made to the fixed income securities fund (the "Fund") are invested in benefit responsive investment contracts, which may include traditional investment contracts issued by insurance companies and other financial institutions or synthetic investment contracts. Synthetic contracts consist of short- to intermediate-term fixed income securities that are “wrapped” by third-party financial institutions to provide guarantees of principal and a specified interest rate yield. The contract issuers of the traditional investment contracts and the wrap providers are highly rated financial institutions. The contracts held in the Fund as of 31 December 2025 and 2024 are synthetic contracts and deemed fully benefit-responsive as they provide that the Plan’s participants may make withdrawals at contract value. As described in Note 2, Summary of Significant Accounting Policies, contract value is the relevant measurement attributable for the contracts held in the Fund because the contracts are deemed fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
As of 31 December 2025 and 2024, and for the Year Ended 31 December 2025
(In thousands, except for share data)
No valuation reserves were recorded against the contract value for credit risk of the contract issuers or otherwise for the Fund at 31 December 2025 and 2024.
Key factors that could influence future average interest crediting rates include, but are not limited to the following: the Fund's cash flows, changes in interest rates, total return performance of the bond strategies underlying each of the Fund’s contracts, and default or credit failures of any of the securities, investment contracts, or other investments held in the Fund.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Certain events, although considered unlikely and not probable, such as a change in administration or operation of the Plan or the Fund, group terminations, layoffs, or exclusion of group eligibility in the Plan, may limit the ability of participants to access their investments at contract value. The contract issuers may terminate the contracts in the unlikely event of a default by the Plan.

(5)Income Tax Status
The Internal Revenue Service has determined and informed the Company, by letter dated 16 February 2017, that the Plan is designed in accordance with applicable sections of the IRC. The determination letter covered Plan amendments adopted through 14 December 2015. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified as tax-exempt.

(6)Expenses of the Plan
The Plan has paid all reasonable third-party fees and expenses for administration of the Plan, including (but not limited to) trustee fees, record-keeping fees, investment consulting fees, and proxy voting fees. Such expenses may be assessed to participant accounts as a quarterly administrative charge. Expenses incident to the management of the Plan’s investments are deducted from the earnings of the respective investments. Audit fees and communication expenses are paid by the Company.

(7)Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
As of 31 December 2025 and 2024, and for the Year Ended 31 December 2025
(In thousands, except for share data)
(8)Party-In-Interest Transactions
Related-Party and Exempt Party-In-Interest Transactions
The Plan holds Company stock, representing qualifying equity securities as defined by ERISA. The Plan held Company stock valued at $366,605 and $458,761 at 31 December 2025 and 2024, representing 13% and 17% of net assets available for benefits, respectively. At 31 December 2025 and 2024, the Plan held 1,483,987 and 1,581,614 shares of Company stock with a cost basis of $233,266 and $230,007, respectively. The Plan recorded dividend income of $10,791 and $12,280 received from dividends on Company stock during the Plan year ended 31 December 2025 and 2024, respectively.
Plan investments include shares of funds managed by Fidelity. Fidelity is the trustee and record keeper, as defined by the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid for investment management services were included as a reduction of the return earned on each fund. The Plan's investments in funds managed by Fidelity are valued at $655,469 and $594,680 at 31 December 2025 and 2024, representing 23% and 22% of net assets available for benefits, respectively.
The Plan also issues loans to participants, which are secured by the vested balances in the participants’ accounts.

Nonexempt Party-In-Interest Transactions
The Company remitted certain 2024 participant contributions of $102 to the trustee later than required by Department of Labor (DOL) Regulation 2510.3‑102. The Company corrected the matter in 2024 by remitting the contributions and crediting affected participants with lost earnings. The Company subsequently filed Form 5330 with the IRS and paid the required penalties and excise tax in 2025.

AIR PRODUCTS AND CHEMICALS, INC.
RETIREMENT SAVINGS PLAN
Notes to Financial Statements
As of 31 December 2025 and 2024, and for the Year Ended 31 December 2025
(In thousands, except for share data)
(9)Reconciliations of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at 31 December 2025 and 2024 to Form 5500:

	2025	2024

Net assets available for benefits per the financial statements	$2,823,408	$2,743,458
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,409)	(10,883)
Amounts allocated to withdrawing participants	(6)	(1,827)
Net assets available for benefits per Form 5500	$2,817,993	$2,730,748
The following is a reconciliation of benefits paid to participants per the financial statements for the year ended 31 December 2025 to the Form 5500:

2025

Benefits paid to participants per the financial statements	$335,556
Amounts allocated to withdrawing participants at 31 December 2025	6
Amounts allocated to withdrawing participants at 31 December 2024	(1,827)
Benefits paid to participants per Form 5500	$333,735
The following is a reconciliation of the net increase in net assets per the financial statements for the year ended 31 December 2025 to the Form 5500:

2025

Increase in net assets per the financial statements	$79,950
Change in the adjustment from contract value to fair value for fully benefit-responsive investment contracts	5,474
Change in amounts allocated to withdrawing participants	1,821
Net increase per Form 5500	$87,245

Air Products and Chemicals, Inc. Retirement Savings Plan
Employer ID No: 23-1274455, Plan No: 001
Schedule H, Part IV, Line 4(a) – Schedule of Delinquent Participant Contributions
For the Year Ended 31 December 2025
(In thousands)

Participant Contributions Transferred Late to the Plan	Total that Constitute Nonexempt Prohibited Transactions
Check Here if Late Participant Loan Repayments are Included: ✓(A)	Contributions Not Corrected	Contributions Corrected Outside VFCP (A)	Contributions Pending Correction in VFCP	Totally Fully Corrected Under VFCP and PTE 2002-51
$102	$—	$102	$—	$—
(A) Relates to participant contributions that were remitted late but corrected in 2024. Refer to Note 8, Party-In-Interest Transactions, for additional information.

Air Products and Chemicals, Inc. Retirement Savings Plan
Employer ID No: 23-1274455, Plan No: 001
Schedule H, Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)
As of 31 December 2025
(In thousands, except for share data)

Identity of issue	Description	Current value
Interest-bearing cash:
* Fidelity Trust Management Company	Cash	$15,485
Snyder Small Mid Cap	Cash	3,814
* Invesco Stable Value Fund	Cash	6,718
Bond Index Fund:
Vanguard Total Bond Market Index Fund	Mutual fund shares: 4,673,089	45,656
Large Cap Value Fund:
Vanguard Windsor II Fund Admiral	Mutual fund shares: 2,726,182	227,364
International Stock Funds:
* Fidelity International Discovery Commingled Pool	Commingled investment pool	78,759
Vanguard Total International Stock Index Fund	Mutual fund shares: 320,253	51,910
Life Cycle Funds (Lending Series Fund Class V):
SS Target Retirement Income Securities	Commingled investment pool	65,790
SS Target Retirement 2025 Securities	Commingled investment pool	88,730
SS Target Retirement 2030 Securities	Commingled investment pool	165,233
SS Target Retirement 2035 Securities	Commingled investment pool	125,185
SS Target Retirement 2040 Securities	Commingled investment pool	127,390
SS Target Retirement 2045 Securities	Commingled investment pool	87,842
SS Target Retirement 2050 Securities	Commingled investment pool	75,721
SS Target Retirement 2055 Securities	Commingled investment pool	64,795
SS Target Retirement 2060 Securities	Commingled investment pool	30,341
SS Target Retirement 2065 Securities	Commingled investment pool	11,570
SS Target Retirement 2070 Securities	Commingled investment pool	1,334
Corporate Bond Fund:
BBH Core Plus Fixed Income	Commingled investment pool	53,899
S&P 500 Index Fund:
* Spartan 500 Index Pool	Commingled investment pool	416,878
Extended Market Index Fund:
* Spartan Extended Market Index Pool	Commingled investment pool	50,642
Large Cap Growth Fund:
JPMCB Large Cap Growth Fund	Commingled investment pool	272,243
Common Stock:
* Air Products and Chemicals, Inc. Common Stock	Common stock shares: 1,483,987; Historical Cost: $233,266	366,605
Small Mid-Cap Corporate Common Stock
** Snyder Small Mid Cap	Equity Securities	130,392
Self-Directed Brokerage Account:
* Fidelity BrokerageLink	Brokerage account for many publicly available mutual funds	86,987
Fixed Income Securities Fund:
** Invesco Stable Value Fund	Guaranteed investment contracts	144,097
Total investments		$2,795,380
* Participant loans	Interest rates ranging from 4.25% to 9.50% with various maturity dates	$21,541
* Represents investments with a party-in-interest.
** Refer to Attachment A for listing of underlying holdings.
Note: Cost information not presented because investments are participant directed.

Air Products and Chemicals, Inc. Retirement Savings Plan
Employer ID No: 23-1274455, Plan No: 001
Attachment A
As of 31 December 2025
(In thousands)

Identity of issue	Description	Current value
Allegion PLC	Common Stock	$2,092
Ametek Inc	Common Stock	6,339
Amphenol Corp Cl A	Common Stock	3,672
Bio Techne Corp	Common Stock	3,759
Brown & Brown Inc	Common Stock	3,506
BWX Technologies Inc	Common Stock	5,453
Cabot Corp	Common Stock	2,030
Charles River Laboratories International Inc	Common Stock	3,810
Clean Harbors Inc	Common Stock	7,123
Coherent Corp	Common Stock	6,649
Copart Inc	Common Stock	1,626
Dolby Laboratories Inc Cl A	Common Stock	3,169
Entegris Inc	Common Stock	5,765
First American Financial Corp	Common Stock	1,667
Graco Inc	Common Stock	1,949
Halozyme Therapeutics Inc	Common Stock	3,637
HEICO Corp Cl A	Common Stock	3,325
Henry Schein Inc	Common Stock	3,549
Hexcel Corp	Common Stock	2,288
Huntington Bancshares Inc	Common Stock	4,558
IDEX Corp	Common Stock	2,975
Ingredion Inc	Common Stock	3,641
Keysight Technologies Inc	Common Stock	3,694
LKQ Corp	Common Stock	2,652
Markel Group Inc	Common Stock	879
Mid-America Apartment Communities Inc	Common Stock	2,116
NNN REIT Inc	Common Stock	1,415
Power Integrations Inc	Common Stock	2,618
Prosperity Bancshares Inc	Common Stock	2,382
Rentokil Initial PLC Sponsored ADR	Common Stock	4,048
Shift4 Pmts Inc Cl A	Common Stock	1,468
SS&C Technologies Holdings Inc	Common Stock	6,327
STERIS PLC	Common Stock	2,941
UGI Corp	Common Stock	4,372
Waste Connections Inc	Common Stock	6,108
WEX Inc.	Common Stock	2,353
Woodward Inc	Common Stock	4,437
	Snyder Small Mid Cap	$130,392

Dodge & Cox Core Fixed Income Fund	Synthetic	$7,530
Invesco Core Fixed Income Fund	Synthetic	7,532
Invesco Intermediate Fund	Synthetic	15,210
Invesco Short Term Bond Fund	Synthetic	68,284
Jennison Intermediate Fund	Synthetic	15,223
Loomis Sayles Core Fixed Income Fund	Synthetic	7,532
Loomis Sayles Intermediate Fund	Synthetic	7,626
PIMCO Core Fixed Income Fund	Synthetic	7,531
PIMCO Intermediate Fund	Synthetic	7,629
	Invesco Stable Value Fund	$144,097

INDEX TO EXHIBIT

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Air Products and Chemicals, Inc. Retirement Savings Plan
(Name of Plan)

Date:	23 June 2026	By:	/s/ Matthew Lepore
Matthew Lepore
Executive Vice President, General Counsel, Secretary and Chief Compliance Officer